

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2017

David R. Koos
Chief Executive Officer
Zander Therapeutics, Inc.
4700 Spring Street, Suite 304
La Mesa, California 91942

> **Re: Zander Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 4, 2017**
> **File No. 333-220790**

Dear Mr. Koos:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed October 4, 2017

Cover Page

1. We note your disclosure on page 16 that no fractional shares will be distributed. To the extent any shareholders would be owed fractional shares, this is inconsistent with your disclosure elsewhere that the distribution will be on a pro rata basis. Please revise your disclosure on the cover page and elsewhere as appropriate to clarify that no fractional shares will be distributed.

2. Please disclose whether there is a market for your securities, as required by Item 501(b)(4) of Regulation S-K. With reference to your disclosure on page 27, if you

anticipate applying for quotation of your common stock on the OTCBB or OTCQB, please disclose this on the cover page. If the distribution is not conditioned on your stock becoming quoted, please revise the cover page to so state and include appropriate Risk Factor disclosure.

Prospectus Summary, page 5

3.   Please revise the Summary to disclose the reason for the distribution and explain why you are undertaking it at this time.

4.   Please balance your Summary disclosure by providing under the caption "Risk Factors," a discussion of the most significant factors that make the offering speculative or risky. See Item 503(c) of Regulation S-K.

5.   We note your statement that INAD-enabling studies include using the drug in its final commercial manufactured form in the target animals of interest to show efficacy in the field and to look for toxicity. Please expand your disclosure to clarify that you may be required to provide several phases of clinical studies to submit the drug for approval with the FDA and that you may not commercialize the drug until you receive FDA approval.

6.   Where you disclose the percentage of your common stock that Entest Biomedical will own after the distribution on page 7, please revise to quantify the concentration of voting control among your affiliates.

About this Offering
Certain U.S. Federal Income Tax Consequences of the Distribution, page 7

7.   We note your disclosure that the distribution is "generally treated as a nontaxable return of capital." Please clarify whether this transaction will be tax-free to shareholders and provide a tax opinion in connection with your registration statement. For guidance, please refer to Section III of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Risk Factors, page 9

8.   Please consider including disclosure relating to the following risks:
   • The extent to which Regen could terminate your license agreement given that the royalty payment you owe is in arrears, as indicated on page 19;
   • The costs and obligations involved in operating an independent public reporting company; and
   • With reference to your disclosure on page 43, the possible conflicts of interest, including time conflicts, that may arise for directors and officers who also serve in such capacities for other companies.

Plan of Distribution, page 16

9.   In this section, please disclose the general purposes of the distribution, the basis upon which the securities are to be offered and the amount of expenses of distribution as required by Item 508(c)(3) of Regulation S-K.

Business
Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration, page 24

10.   Please revise your disclosure to provide the following with respect to each of the granted patents you license:
   • the technology or product candidate to which it relates;
   • type of patent protection (composition of matter, process or use); and
   • the expiration date.

Need for any government approval of principal products or services..., page 26

11.   We note your statement that the Center for Veterinary Medicine's basis for approving a drug application is documented in a Freedom of Information Summary. Please expand your disclosure to provide a discussion of the clinical studies and approvals required to commercialize a product candidate. Refer to Item 101(h)(4)(viii) of Regulation S-K.

Financial Statements, page 29

12.   Please revise your Financial Statements as follows:
   • Remove all references to your status as a "Development Stage Company." Refer to ASU 2014-10.
   • Clearly identify and quantify all related party transactions on the face of your balance sheet and statement of operations. Refer to Rule 4-08(k) of Regulation S-X.
   • Update the stockholder's equity section of your Balance Sheet to present the number of Series M Preferred Stock issued or outstanding as of June 30, 2017 and June 30, 2016. Refer to Rule 5-02(27) or 5-02(28) of Regulation S-X.
   • Re-classify the "due to shareholder" activity included in your cash flow statement from a financing activity to a noncash investing and financing activity. Refer to ASC paragraphs 230-10-50-3 through 50-6, or tell us how you determined your current presentation was appropriate given the disclosures in Note 6.

Notes to Financial Statements
Note 1. Organization and Summary of Significant Accounting Policies, page 33

13.   Please further expand the disclosure to include your accounting policies for:
   • Research and Development costs incurred (including how you accounted for the cost

of acquired intellectual property);
- Share based payment arrangements with employees and non-employees; and
- How you determine the fair value of shares issued in consideration for services rendered.

Signatures, page 33

14.   Please include signatures of the registrant as well as the Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, and at least a majority of the board of directors in their individual capacities.   Refer to Form S-1, Instruction 1 to Signatures.

Note 6. Related Party Transactions, page 36

15.   We note your statement here that you utilize approximately 2,300 square feet of office space provided to you by Entest BioMedical, Inc. on a month to month basis free of charge. Please inform us as to why you did not recognize any expense related to the office space being utilized from your principal stockholder. Further, tell us and revise your footnotes to discuss how you accounted for the appropriate portion of the salaries of your officers that you share with related parties, as well as other miscellaneous expenses paid by related party entities on your behalf. Refer to Question 2 of SAB Topic 1.B. Revise your financial statements as necessary to reflect all the costs of doing business, and provide footnote disclosure confirming that the financial statements reflect all the costs of doing business, including amounts paid by related parties, as well as your allocation methodology.

16.   Please provide us with a full description of your accounting, including citation to authoritative accounting literature, for your license agreement with Regen Biopharma that became effective on June 23, 2015. As part of your write-up, include information about how you accounted for all fees incurred as of your most recent balance sheet date and how you plan to account for the annual anniversary fees going forward. Revise your disclosure of the license agreement terms on page 18 to quantify the amounts paid and consideration exchanged to date.

17.   As it pertains to the Series M preferred shares issued "in consideration of services rendered," please inform us as to:
- The terms of the shares;
- Whether the shares are redeemable or non-redeemable and how you made that determination;
- How you accounted for the issued shares; and
- How you determined the fair value of the issued shares.

18.   Revise to provide us with the disclosures required by ASC 718-10-50 for common and preferred shares issued to date.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 39

19.   Please revise to address the following:
- Expand your Results of Operations section to include more robust discussion about the activity that comprised costs incurred during your fiscal years ending June 30, 2017, as well as quantification of the extent to which the expenses were paid in stock versus cash. Refer to Item 303(a)(3) of Regulation S-K.
- Expand your Critical Accounting Policies section to include additional discussion about your accounting estimates, such as share based payment arrangements with employees and non-employees and how you determined the fair value of issued shares. Refer to section 501.14 of the SEC's Codification of Financial Reporting Policies.

Transactions with Related Persons, page 42

20.   With respect to the note payable to Entest Biomedical, Inc., please disclose the largest aggregate amount of principal outstanding, the amount of principal paid and the amount of interest paid since the beginning of your last fiscal year and, in addition, for the fiscal year preceding your last fiscal year. Refer to Instruction 2 to Item 404(d) of Regulation S-K.

21.   Please disclose the approximate dollar value of the transactions in which you issued Series M preferred shares in June and September 2017.

Summary Compensation Tables, page 44

22.   Your disclosure in the summary compensation table suggests that your executive officers did not receive any compensation for their services in the last two completed fiscal years. However, your disclosure on page 43 suggests that you issued to each of your executive officers 500,000 Series Preferred Shares on June 15, 2017 in consideration of services rendered. Please revise the summary compensation table to account for all compensation paid to executive officers in the last two completed fiscal years.

Exhibits

23.   The legal opinion filed as Exhibit 5.1 indicates that it is provided "solely" for use by the board of directors of the company and that it may not be "relied upon by any other person or for any other purpose... without prior written consent." Please file a revised legal opinion that does not contain any limitation on shareholder reliance. For guidance, please refer to Section II.B.3.d of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

24.   Please explain why the qualification and assumption in paragraph 4.1 of Exhibit 5.1 is necessary and appropriate to counsel's opinion. For guidance, please refer to Sections II.B.3.a and II.B.3.c of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jacob Luxenburg at 202-551-2339 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any other questions.

                                                Division of Corporation Finance
                                                Office of Healthcare & Insurance

cc: Joseph Vaini